Exhibit 99.1

AirMedia pursues legal action aiming to resolve disputes with China Railway Century Media Advertising Co., Ltd. and China Railway Beijing Group Co.,Ltd.

BEIJING, Feb. 19, 2019 /PRNewswire/ -- AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that its subsidiary Guangzhou Meizheng Online Network Technology Co., Ltd. (the "Subsidiary") has filed a lawsuit aiming to resolve disputes arising out of the non-performance of the Franchising Operation Agreement of Wi-Fi Wireless Network on High-speed trains Administered under Beijing Railway Administration (the "Agreement") signed on August 29, 2014 with China Railway Century Media Advertising Co., Ltd. and China Railway Beijing Group Co., Ltd. The lawsuit was filed with the Beijing High People's Court (the "Court") and the first court appearance is set for March 14, 2019. According to the Agreement, China Railway Century Media Advertising Co., Ltd. authorized the Subsidiary exclusive on-train concession rights to provide digital advertising media for high-speed trains for 6 years. The Agreement was subjected to an automatic renewal should there be no significant breach of the Agreement from either party. In the duration of the Agreement, the Subsidiary would be exclusively entitled to, among other rights, install and operate Wi-Fi systems on the high-speed trains operated by Beijing Railway Bureau. According to the lawsuit, since the consummation of the Agreement, China Railway Century Media Advertising Co., Ltd. delayed and eventually refused to perform the obligations under the Agreement. The Subsidiary is applying to the Court to terminate the Agreement and release the Subsidiary's obligations. The Subsidiary will also be seeking approximately RMB829 million as liquidated damages. As the trial has not started yet, it is not possible at this stage to determine the impact of this lawsuit on the company's profits in the current period or afterwards.

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. AMCN is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and also has concession rights to operate the Wi-Fi systems on trains administered by several railway administrative bureaus in China. For more information, please visit http://www.airmedia.net.cn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:
Yan Liu
Director, Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com